Securities and Exchange Commission	May 13, 2008
Division of Corporate Finance
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:

Tournigan Gold Corporation
Form 40-F for Fiscal Year Ended September 30, 2007
Filed January 30, 2008
File No. 0-50486

The Company received your letter dated May 7, 2008, which requested a response due 10 business days. The Company requests an extension of 10 business days to June 5th, 2008 to prepare its written response to your comments.

Yours truly,

/s/ Hans Retterath
Hans Retterath, CFO

Cc:  James Walchuck, CEO
       Nevill McClure, Stikeman Elliot LLP
       Norm Mayr, KPMG LLP